MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.ero.com | Email: info@ero.com

Ero Copper Corp. June 30, 2026 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 5, 2026 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and six months ended June 30, 2026, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q2 2026” and “Q2 2025” are to the three months ended June 30, 2026 and June 30, 2025, respectively, and all references to “YTD 2026” and “YTD 2025” are to the six months ended June 30, 2026 and June 30, 2025, respectively. This MD&A should be read in conjunction with the Company’s December 31, 2025 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of August 5, 2026, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets, headquartered in Vancouver, B.C. The Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

Ero Copper Corp. June 30, 2026 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Copper (Caraíba Operations)
Ore Processed (tonnes)	1,074,182	1,072,209	791,946	2,146,391	1,484,847
Grade (% Cu)	0.87	0.93	1.27	0.90	1.23
Cu Production (tonnes)	8,351	8,826	9,162	17,177	16,519
Cu Production (lbs)	18,410,934	19,458,721	20,198,967	37,869,655	36,418,092
Cu Sold in Concentrate (tonnes)	7,926	9,205	9,387	17,131	16,336
Cu Sold in Concentrate (lbs)	17,473,566	20,293,558	20,696,749	37,767,124	36,014,860
Cu C1 Cash Cost(1)	$2.76	$2.79	$2.07	$2.77	$2.13

Copper (Tucumã Operation)
Ore Processed (tonnes)	715,415	563,717	418,699	1,279,132	713,013
Grade (% Cu)	1.44	1.66	1.74	1.53	1.92
Cu Production (tonnes)	8,964	8,461	6,351	17,425	11,418
Cu Production (lbs)	19,762,521	18,652,405	14,002,338	38,414,926	25,173,161
Cu Sold in Concentrate (tonnes)	8,581	8,751	5,968	17,332	11,136
Cu Sold in Concentrate (lbs)	18,918,156	19,292,160	13,157,666	38,210,316	24,551,156
Cu C1 Cash Cost(1)(2)	$2.10	$1.97	$—	$2.04	$—

Total Copper
Cu Production (tonnes)	17,315	17,287	15,513	34,602	27,937
Cu Production (lbs)	38,173,455	38,111,126	34,201,305	76,284,581	61,591,253
Cu Sold in Concentrate (tonnes)	16,507	17,956	15,355	34,463	27,472
Cu Sold in Concentrate (lbs)	36,391,722	39,585,718	33,854,415	75,977,440	60,566,016
Realized Copper Price(1)	$5.78	$5.53	$4.12	$5.65	$4.10
Cu C1 Cash Cost(1)(2)	$2.42	$2.39	$2.07	$2.40	$2.13

Gold (Xavantina Operations)
Ore Processed (tonnes)	48,564	37,128	37,829	85,692	71,057
Grade (g / tonne)	6.20	5.66	7.11	5.97	6.99
Au Production (oz)	8,693	5,495	7,743	14,188	14,381
Historic Au Concentrate Recovered (oz)	11,860	2,112	—	13,972	—
Total Au (oz)	20,553	7,607	7,743	28,160	14,381
Au Sold in Doré (oz)	6,663	6,019	8,276	12,682	14,110
Au Sold in Concentrate (oz)(3)	10,353	4,311	—	14,664	—
Au Sold (oz)	17,016	10,330	8,276	27,346	14,110
Au Production C1 Cash Cost(1)	$1,586	$2,120	$1,115	$1,793	$1,108
Au Production AISC(1)	$2,881	$4,441	$2,234	$3,485	$2,231

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, copper C1 cash costs for Tucumã and consolidated copper operations reflect only Tucumã's costs from Q3 2025 onward.
(3)    Gold sold in concentrate includes gold ounces produced in flotation and the historic gold concentrate stockpile.

Ero Copper Corp. June 30, 2026 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Revenues	$284.3	$263.2	$163.5	$547.5	$288.6
Gross profit	121.4	105.9	67.3	227.3	122.8
EBITDA(1)	159.8	175.5	114.2	335.3	232.0
Adjusted EBITDA(1)	144.0	125.2	82.7	269.2	145.9
Cash flow from operations	137.9	92.8	90.3	230.6	155.7
Net income	90.7	109.3	71.0	200.1	151.7
Net income attributable to owners of the Company	89.5	108.8	70.5	198.3	150.8
- Per share (basic)	0.86	1.04	0.68	1.90	1.46
- Per share (diluted)	0.85	1.04	0.68	1.87	1.45
Adjusted net income attributable to owners of the Company(1)	87.4	72.4	48.1	159.8	84.0
- Per share (basic)	0.84	0.69	0.46	1.53	0.81
- Per share (diluted)	0.83	0.69	0.46	1.51	0.81
Cash, cash equivalents, and short-term investments	101.7	91.2	68.3	101.7	68.3
Working capital (deficit)(1)	87.7	66.2	(33.5)	87.7	(33.5)
Available liquidity(1)	181.7	146.2	113.3	181.7	113.3
Net debt(1)	452.7	490.7	559.1	452.7	559.1
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Q2 2026 Highlights
Strong performance at the Company's copper operations, combined with increased gold production and sales, drove increased cash flow generation and supported continued deleveraging during the period.
•Consolidated copper production totaled 17,315 tonnes in concentrate at C1 cash costs(1) of $2.42 per pound produced.
◦The Caraíba Operations produced 8,351 tonnes of copper in concentrate, driven by slightly higher plant throughput and recovery rates, offset by lower planned copper grades. C1 cash costs(1) were $2.76 per pound produced.
◦The Tucumã Operation delivered 8,964 tonnes of copper in concentrate, supported by a 27% increase in plant throughput partially offset by planned lower copper grades. C1 cash costs(1) were $2.10 per pound produced.
•Gold from the Xavantina Operations totaled 20,553 ounces, representing a 170% quarter-on-quarter increase.
◦Mined production increased nearly 60% to 8,693 ounces, supported by higher mining rates and improved access to higher-grade stopes following the tie-in of ventilation and cooling infrastructure during the quarter. Consequently, gold production C1 cash

Ero Copper Corp. June 30, 2026 MD&A | Page 3

costs(1) and AISC(1) improved quarter-on-quarter by 25% and 35%, respectively, to $1,586 and $2,881 per ounce.
◦Gold recovered from the historic gold concentrate stockpiles increased significantly to 11,860 ounces at C1 cash costs(1) and AISC(1) of $633 and $715 per ounce, respectively, following the end of the rainy season.
◦As a result, gold sales in the period increased 65% to 17,016 ounces, comprised of 6,663 ounces of gold doré and 10,353 ounces of gold in concentrates, including contributions from Xavantina's historic gold concentrate program.
•The Company’s foreign exchange hedge program, which has been designed to protect approximately 70% of the Company's consolidated full-year operating and capital costs at an average USD/BRL floor of 5.54, generated realized gains of $12.7 million in Q2 2026, bringing year-to-date realized foreign exchange derivative gains to $19.9 million. These gains mitigated the cash flow impact of the stronger BRL on operating costs and capital expenditures during the period. Assuming a USD/BRL exchange rate of 5.10 through year-end, the Company’s hedge book is expected to generate an additional $20 million to $25 million of realized gains in H2 2026, resulting in approximately $40 million to $45 million of realized gains for the full year.
•Over the past 18 months, the Company has advanced OneEro, a company-wide strategic program designed to enhance efficiency across its operations, people and processes, unlock cost savings and position the business for its next phase of growth. The program is beginning to deliver meaningful value across the business.
◦The Company has secured annualized savings of approximately $10 to $15 million on renegotiated supply and third-party contracts, with further cost reductions identified and in progress.
◦Leveraging this integrated approach and favorable market conditions, the Company has also negotiated improved copper smelting and refining terms, expected to deliver more than $20 million in savings in 2026.
•Solid operational execution across the portfolio and favorable metals prices drove strong financial results, highlighted by meaningful quarter-on-quarter growth in cash flow from operations and adjusted EBITDA(1).
◦Cash flow from operations was $137.9 million, an increase of approximately 49% from the previous quarter.
◦Adjusted EBITDA(1) was $144.0 million, an increase of approximately 15% from the previous quarter.
◦Net income attributable to the owners of the Company was $89.5 million ($0.85 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) was $87.4 million ($0.83 per share on a diluted basis).
•Available liquidity(1) increased by $35.5 million quarter-on-quarter to $181.7 million, reflecting strong cash generation alongside continued debt reduction.
◦Available liquidity(1) included $101.7 million in cash and cash equivalents and $80.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Revolving Credit Facility").

Ero Copper Corp. June 30, 2026 MD&A | Page 4

◦During the quarter, the Company repaid $25.0 million on the Senior Revolving Credit Facility, contributing to a reduction in total balance sheet debt to $554.4 million, from $581.9 million at the end of Q1 2026.
◦Subsequent to quarter-end, the Company made additional repayments of $25.0 million against the Senior Revolving Credit Facility, supported by cash receipts from ongoing sales activity, bringing total repayments in 2026 on the Senior Revolving Credit Facility to $60.0 million as of the end of July.

Reaffirming copper production and cost guidance ranges; maintaining gold production guidance and updating cost and capital expenditure guidance at the Xavantina Operations.
•Consolidated full-year copper production guidance is maintained in the range of 67,500 to 77,500 tonnes, with production expected to be higher in H2 2026 at both copper operations.
◦At the Caraíba Operations, H2 2026 copper production is expected to benefit from higher anticipated plant throughput and sequentially higher mined and processed copper grades.
◦At the Tucumã Operation, sustained higher throughput rates from ongoing process improvements are expected to offset lower planned copper grades in H2 2026.
•Consolidated copper C1 cash cost(1) guidance is maintained in the range of $2.15 to $2.35 per pound produced.
•Mined gold production from the Xavantina Operations is expected at the low end of the guided range of 40,000 to 50,000 ounces in 2026 reflecting the impact of extended downtime in H1 2026 related to the installation and tie-in of ventilation and cooling infrastructure and slower ramp-up of mining activities in Q2. Mined gold production is expected to increase sequentially through the remainder of the year, with full-year production projected to be significantly second-half weighted. Gold concentrate sales volumes are expected to increase significantly in H2 2026 with drier seasonal conditions, along with the commissioning of a mobile filter press and industrial dryer in late Q2 2026, both expected to meaningfully reduce concentrate drying times.
•Full-year mined gold production C1 cash cost(1) and AISC(1) guidance has been updated to $1,100 to $1,350 per ounce and $2,200 to $2,700 per ounce, respectively, reflecting production volumes at the low end of the maintained guidance range.
•Full-year capital expenditure guidance has been increased slightly to $285 to $330 million, reflecting the approval of approximately $10 million for a new powerline at Xavantina to strengthen site infrastructure, support future growth opportunities, and reduce power transmission rates.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2026 MD&A | Page 5

The Company continues to advance the Furnas Copper-Gold Project with full Phase 2 and early Phase 3 assay results demonstrating high-grade continuity of the SE and NW zones and extensions of mineralization to depth and along strike.(1)
•During Q2 2026, the Company received full assay results for the 17,000-meter Phase 2 drill program that was completed in Q4 2025 as well as assay results on the first 7,000 meters of the 45,000-meter Phase 3 drill program that remains on track to be completed in 2026. Results continue to demonstrate high-grade continuity within the SE and NW zones and extension of mineralization both to depth and along strike adjacent to planned underground infrastructure described in the Preliminary Economic Assessment ("PEA")(2).
•The Company is well-advanced across additional technical work streams including permitting, advanced geotechnical drilling, hydrogeological studies, ongoing environmental baseline studies and confirmatory metallurgical testwork in support of a Pre-Feasibility Study ("PFS") expected to be published in 2027. Results from ongoing metallurgical testing continue to support the proposed metallurgical process flowsheet outlined in the PEA(2) and validate recoveries for copper, gold and silver as well as concentrate quality parameters.
•During Q2 2026, the Company completed over 16,000 meters of drilling at Furnas (over 31,000 meters year-to-date) as part of the 50,000-meter 2026 drill program. The 2026 drill program is focused on two primary objectives: (i) upgrading inferred mineral resources to higher confidence categories ahead of future technical studies and (ii) extending mineralization along strike within the high-grade zones adjacent to planned infrastructure.
•The Furnas PEA(2), which was filed on SEDAR+ on March 30, 2026, outlines a large-scale, long-life operation with compelling economics, including an after-tax net present value (8%) of $2.0 billion and a 27.0% after-tax internal rate of return based on long-term copper, gold and silver prices of $4.60 per pound, $3,300 per ounce, and $40.00 per ounce, respectively.

The PEA(2) is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA(2) will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(1)    For more information on the Phase 2 and 3 assay results, please see the Company's press release dated June 10, 2026.
(2)     For more information on the PEA, please see the Company's press release dated March 30, 2026.

Ero Copper Corp. June 30, 2026 MD&A | Page 6

REVIEW OF OPERATIONS
The Caraíba Operations

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Ore mined (tonnes)	1,098,614	985,577	792,764	2,084,191	1,489,003
Ore processed (tonnes)	1,074,182	1,072,209	791,946	2,146,391	1,484,847
Grade (% Cu)	0.87	0.93	1.27	0.90	1.23
Recovery (%)	89.0	88.3	91.1	88.6	90.7

Cu Production (tonnes)	8,351	8,826	9,162	17,177	16,519
Cu Production (lbs)	18,410,934	19,458,721	20,198,967	37,869,655	36,418,092

Concentrate grade (% Cu)	33.1	32.3	32.1	32.7	32.2
Concentrate sales (tonnes)	23,993	28,662	29,365	52,655	50,987
Cu Sold in Concentrate (tonnes)	7,926	9,205	9,387	17,131	16,336
Cu Sold in Concentrate (lbs)	17,473,566	20,293,558	20,696,749	37,767,124	36,014,860

Copper C1 cash cost(1)	$2.76	$2.79	$2.07	$2.77	$2.13
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

The Caraíba Operations produced 8,351 tonnes of copper in concentrate during the period. Quarterly production was driven by slightly higher plant throughput and recovery rates, offset by lower planned copper grades. Caraíba's C1 cash cost(1) improved to $2.76 per pound of copper produced for the quarter, as inflationary impacts to input costs and the strengthening of the BRL were offset by a favorable decrease in smelting and refining charge terms at the Caraíba Operations. Importantly, the cash impact of the stronger BRL was offset by realized gains on the Company's foreign exchange hedge program, which totaled $12.7 million during the quarter.

Copper production from the Caraíba Operations is expected to total between 35,000 to 40,000 tonnes in 2026, supported by higher anticipated plant throughput and higher planned mined and processed grades in H2 2026. Full-year 2026 copper C1 cash cost(1) guidance of $2.30 to $2.50 per pound produced is maintained, with unit costs expected to decline sequentially through the third and fourth quarters.

Ero Copper Corp. June 30, 2026 MD&A | Page 7

The Tucumã Operation

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Ore mined (tonnes)	590,600	456,684	798,811	1,047,284	1,127,102
Ore processed (tonnes)	715,415	563,717	418,699	1,279,132	713,013
Grade (% Cu)	1.44	1.66	1.74	1.53	1.92
Recovery (%)	88.2	88.3	85.4	88.2	87.2

Cu Production (tonnes)	8,964	8,461	6,351	17,425	11,418
Cu Production (lbs)	19,762,521	18,652,405	14,002,338	38,414,926	25,173,161

Concentrate grade (% Cu)	28.4	28.5	30.1	28.7	30.2
Concentrate sales (tonnes)	30,861	30,518	19,468	61,379	35,747
Cu Sold in Concentrate (tonnes)	8,581	8,751	5,968	17,332	11,136
Cu Sold in Concentrate (lbs)	18,918,156	19,292,160	13,157,666	38,210,316	24,551,156

Copper C1 cash cost(1)(2)	$2.10	$1.97	$—	$2.04	$—
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, 2025 copper C1 cash cost for the Tucumã Operation and consolidated copper operations reflect only Tucumã Operation's costs from Q3 2025 onward.

The Tucumã Operation produced 8,964 tonnes of copper in concentrate during Q2 2026 at a C1 cash cost(1) of $2.10 per pound of copper produced. Copper production increased by approximately 6.0% from the prior quarter, as plant throughput continued to improve sequentially as expected during the quarter, partially offset by lower planned processed grades. C1 cash costs(1) increased modestly from the prior period, reflecting lower planned grades, inflationary pressure on input costs and a stronger BRL. Importantly, the cash impact of the stronger BRL was offset by realized gains on the Company's foreign exchange hedge program, which totaled $12.7 million during the quarter.

Copper production from Tucumã is expected to total between 32,500 to 37,500 tonnes in 2026, slightly weighted to the second half of the year. Production in H2 2026 is expected to benefit from higher plant throughput, partially offset by lower planned copper grades. Full-year C1 cash cost(1) guidance for Tucumã is maintained at $1.95 to $2.15 per pound produced.

At the end of Q2 2026, the Company successfully completed a planned expansion of its existing tailings filtration system, which is expected to increase filtration capacity by approximately 8%. In H2 2026, the Company plans to install and commission modular tailings filters, which are expected to further augment Tucumã's tailings filtration circuit. The incremental filtration capacity from the new modular tailings filters and associated plant throughput benefits are expected to support future production plans and have not been incorporated into full-year 2026 operational guidance.

Ero Copper Corp. June 30, 2026 MD&A | Page 8

The Xavantina Operations

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Ore mined (tonnes)	49,484	32,820	37,829	82,304	71,057
Ore processed (tonnes)	48,564	37,128	37,829	85,692	71,057
Head grade (grams per tonne Au)	6.20	5.66	7.11	5.97	6.99
Recovery (%)	89.8	81.3	88.7	86.3	89.6

Gold production (oz)	8,693	5,495	7,743	14,188	14,381
- Doré produced	6,592	4,317	7,743	10,909	14,381
- Flotation concentrate produced	2,101	1,178	—	3,279	—
Historic gold concentrate recovered (oz)	11,860	2,112	—	13,972	—
Total gold (oz)	20,553	7,607	7,743	28,160	14,381
Silver ounces produced (oz)	3,953	2,562	4,412	6,515	8,408

Gold sold in doré (oz)	6,663	6,019	8,276	12,682	14,110
Gold sold in concentrate (oz)(2)	10,353	4,311	—	14,664	—
Gold sold (oz)	17,016	10,330	8,276	27,346	14,110
Silver sold (oz)	4,123	3,208	5,089	7,331	8,850

Realized gold price(1)	$3,903	$4,195	$3,114	$4,013	$2,945
Gold Production C1 cash cost(1)	$1,586	$2,120	$1,115	$1,793	$1,108
Gold Production AISC(1)	$2,881	$4,441	$2,234	$3,485	$2,231
Historic gold concentrate C1 cash cost(1)	$633	$915	$—	$676	$—
Historic gold concentrate AISC(1)	$715	$1,032	$—	$763	$—
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Gold sold in concentrate includes gold ounces produced in flotation and the historic gold concentrate stockpile.

The Xavantina Operations produced 8,693 ounces of gold during the quarter at C1 cash costs(1) and AISC(1) of $1,586 and $2,881 per ounce, respectively. Gold production increased nearly 60% from the prior quarter, supported by higher mining rates and improved access to higher-grade stopes following the installation and tie-in of ventilation and cooling infrastructure during the quarter. Consequently, gold production C1 cash costs(1) and AISC(1) improved by 25% and 35%, respectively, compared to Q1 2026. Gold recovered from the historic concentrate stockpiles increased significantly to 11,860 ounces at C1 cash costs(1) and AISC(1) of $633 and $715 per ounce, respectively, in Q2 following the end of the rainy season bringing total gold produced and recovered in the quarter to 20,553 ounces, representing an approximate 170% increase over the previous quarter.

Quarterly gold sales increased by approximately 65% from the prior quarter to 17,016 ounces, comprised of 6,663 ounces in doré and 10,353 ounces in concentrate, including contributions from Xavantina's gold concentrate sales program. Gold concentrate sales volumes, which increased in Q2 as expected with the end of the rainy season, are expected to continue to benefit from drier seasonal

Ero Copper Corp. June 30, 2026 MD&A | Page 9

conditions throughout the remainder of the year and the commissioning of a mobile filter press and industrial dryer at the end of Q2 2026.

During the second quarter, the Company advanced optimization work at the Xavantina processing plant, which was initiated in late Q1, to support production of both gold doré and a high-grade gold flotation concentrate. Under the optimized flowsheet, gold doré will continue to be produced through gravity and intensive leach unit operations, while a high-grade flotation concentrate will also be produced and sold directly to customers under existing concentrate arrangements. Expected benefits from the ongoing flowsheet optimization work include reduced gold losses to CIL tailings and lower operating and maintenance costs over the life of the operation.

Gold production at Xavantina is expected at the low end of the guided range of 40,000 to 50,000 ounces in 2026 reflecting the impact of extended downtime in H1 2026 related to the installation and tie-in of ventilation and cooling infrastructure and a slower ramp-up of mining activities in Q2. Full-year gold C1 cash cost(1) and AISC(1) guidance has been updated to $1,100 to $1,350 per ounce and $2,200 to $2,700 per ounce, respectively, reflecting production volumes that are expected to be at the low end of the maintained guidance range.

Ero Copper Corp. June 30, 2026 MD&A | Page 10

2026 GUIDANCE

Consolidated copper production guidance is maintained in the range of 67,500 to 77,500 tonnes, with production expected to be second-half weighted at both copper operations. At the Caraíba Operations, H2 2026 production is expected to benefit from higher grades from planned mine sequencing along with higher throughput levels. Production at the Tucumã Operation is expected to be modestly higher in H2 2026 as sustained higher plant throughput rates from ongoing process improvements are expected to offset lower mined and processed copper grades.

At Xavantina, gold production from the mining and processing operations is expected at the low end of the guided range of 40,000 to 50,000 ounces in 2026, reflecting the impact of extended downtime in H1 2026 related to the installation and tie-in of ventilation and cooling infrastructure and a slower ramp-up of mining activities in Q2. Gold production is expected to increase sequentially through the remainder of the year, with full-year production projected to be significantly second-half weighted.

Gold concentrate sales volumes are expected to increase significantly in H2 2026 with drier seasonal conditions and the commissioning of a mobile filter press and industrial dryer in late Q2 2026, which are expected to meaningfully reduce concentrate drying time. Gold recovered from historic stockpiles is not included in Xavantina's guidance ranges, which capture only production and costs from mining and processing operations.

Full-year consolidated copper C1 cash costs(1) guidance is maintained in the range of $2.15 to $2.35 per pound produced. Costs are expected to decline sequentially through H2 2026, driven by increased production and higher processed grades at the Caraíba Operations as well as higher byproduct revenues and improved smelting and refining terms relative to original guidance. If the current strength of the Brazilian real and inflationary pressures associated with the U.S.-Iran conflict persist through the remainder of the year, the Company estimates potential incremental impacts of approximately $0.10 per pound on reported consolidated copper C1 cash costs(1). The cash impact associated with the stronger Brazilian real is expected to be offset by approximately $40 million to $45 million of full-year realized gains from the Company’s foreign exchange hedge program, assuming a USD/BRL exchange rate of 5.10 through year-end.

Full-year gold C1 cash cost(1) and AISC(1) guidance for the Xavantina Operations has been updated to $1,100 to $1,350 per ounce and $2,200 to $2,700 per ounce, respectively, reflecting production volumes that are expected to be at the low end of the maintained guidance range. However, unit costs are expected to decline in H2 2026 as production increases. If the current strength of the Brazilian real and inflationary pressures associated with the U.S.-Iran conflict persist through the remainder of the year, the Company estimates potential incremental impacts of approximately $100 per ounce on reported C1 cash costs(1) for mined gold. The cash impact of the stronger Brazilian real is expected to be offset by realized gains from the Company’s foreign exchange hedge program.

Total capital expenditure guidance has been increased slightly to $285 to $330 million, reflecting the approval of approximately $10 million for a new powerline at Xavantina to strengthen site infrastructure, support future growth opportunities, and reduce power transmission rates. If the current strength of the Brazilian real and inflationary pressures associated with the U.S.-Iran conflict persist through the remainder of the year, the Company estimates potential incremental impacts of approximately $20 million to $25 million on reported capital expenditures. The cash impact of the stronger Brazilian real is expected to be offset by realized gains from the Company’s foreign exchange hedge program.

Ero Copper Corp. June 30, 2026 MD&A | Page 11

2026 Production and Cost Guidance

	Previous Guidance	Current Guidance
Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000	35,000 - 40,000
Tucumã Operation	32,500 - 37,500	32,500 - 37,500
Total Copper	67,500 - 77,500	67,500 - 77,500

Consolidated Copper C1 Cash Cost ($/lb)(1)
Caraíba Operations	$2.30 - $2.50	$2.30 - $2.50
Tucumã Operation	$1.95 - $2.15	$1.95 - $2.15
Consolidated Copper Operations	$2.15 - $2.35	$2.15 - $2.35

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000	40,000 - 50,000
Gold Production C1 Cash Cost(1) ($/oz)	$1,000 - $1,250	$1,100 - $1,350
Gold Production AISC(1) ($/oz)	$2,000 - $2,500	$2,200 - $2,700
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

2026 Capital Expenditure Guidance
Figures presented in the table below are in USD millions.

	Previous Guidance	Current Guidance
Caraíba Operations	$170 - $185	$170 - $185
Tucumã Operation	$35 - $45	$35 - $45
Xavantina Operations	$40 - $50	$50 - $60
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40	$30 - $40
Total	$275 - $320	$285 - $330
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent AIF, for a detailed summary of risk factors.

Ero Copper Corp. June 30, 2026 MD&A | Page 12

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q2 2026 and Q2 2025. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended June 30,
	Notes	2026	2025

Revenue	1	$284,313	$163,510
Cost of sales	2	(162,894)	(96,224)
Gross profit		121,419	67,286
Expenses
General and administrative		(12,535)	(11,564)
Share-based compensation		(1,063)	(7,756)
Operating Income		107,821	47,966
Finance income		1,443	1,130
Finance expense	3	(12,678)	(5,976)
Foreign exchange gain	4	10,845	38,640
Other income		2,639	2,350
Income before income taxes		110,070	84,110
Income tax expense
Current		(17,775)	(9,305)
Deferred		(1,546)	(3,777)
	5	(19,321)	(13,082)
Net income for the period		$90,749	$71,028

Other comprehensive gain
Foreign currency translation gain	6	7,716	37,847
Comprehensive income		$98,465	$108,875

Net income per share attributable to owners of the Company
Basic		$0.86	$0.68
Diluted		$0.85	$0.68
Weighted average number of common shares outstanding
Basic		104,282,548	103,582,082
Diluted		105,876,946	103,905,561

Ero Copper Corp. June 30, 2026 MD&A | Page 13

Notes:

1.    Revenues from copper sales in Q2 2026 was $219.4 million (Q2 2025 - $138.1 million) on sale of 36.4 million lbs of copper (Q2 2025 - 33.9 million lbs). The increase in copper revenues was primarily attributed to an 8% increase in copper sold and a 40% higher average realized price against the comparative period.

Revenues from gold sales in Q2 2026 was $64.9 million (Q2 2025 - $25.5 million) on sale of 6,663 ounces of gold in doré (Q2 2025 - 8,276 ounces) and 10,353 ounces of gold in concentrate (Q2 2025 - nil ounces) at an average realized price of $3,903 per ounce (Q2 2025 - $3,114 per ounce). The increase in gold revenues was primarily driven by 106% higher sales volumes and 25% higher realized gold prices.

2.    Cost of sales for Q2 2026 from copper sales was $135.3 million (Q2 2025 - $81.7 million). Cost of sales includes production costs primarily consisting of $32.0 million (Q2 2025 - $19.4 million) in depreciation and depletion, $30.7 million (Q2 2025 - $13.1 million) in contracted services, $22.9 million (Q2 2025 - $17.0 million) in salaries and benefits, $20.8 million (Q2 2025 - $11.2 million) in materials and consumables, $16.1 million (Q2 2025 - $12.4 million) in maintenance costs, $12.6 million (Q2 2025 - $3.8 million) in sales expenses, $6.2 million (Q2 2025 - $3.5 million) in utilities, $6.7 million increase (Q2 2025 - $1.1 million decrease) in inventories, and $0.9 million (Q2 2025 - $0.4 million) in other costs. The increase in cost of sales in Q2 2026 compared to Q2 2025 was primarily attributed to a $40.8 million increase in cost of sales at the Tucumã Operation upon achieving commercial production in Q3 2025, as well as a $12.7 million increase at the Caraíba Operations reflecting higher mining and processing costs due to increased ore processed to offset lower head grades.

Cost of sales for Q2 2026 from gold sales was $27.6 million (Q2 2025 - $14.5 million). Cost of sales includes production costs primarily consisting of $6.2 million (Q2 2025 - $5.5 million) in depreciation and depletion, $5.2 million (Q2 2025 - $3.1 million) in salaries and benefits, $4.8 million (Q2 2025 - $0.2 million) in sales expenses, $4.7 million (Q2 2025 - $2.2 million) in contracted services, $3.7 million (Q2 2025 - $1.9 million) in materials and consumables, $1.8 million (Q2 2025 - $0.9 million) in maintenance costs, $1.4 million (Q2 2025 - $0.6 million) in utilities, $0.4 million increase (Q2 2025 - $0.1 million increase) in inventories, and $0.4 million (Q2 2025 - $0.1 million) in other costs. The increase in cost of sales as compared to Q2 2025 reflects higher mining costs as the operation transitioned to mechanized mining, as well as increased sales volume relating to gold concentrates.

3.    Finance expense for Q2 2026 was $12.7 million (Q2 2025 - $6.0 million) and was primarily comprised of interest on loans and borrowings of $4.7 million (Q2 2025 - nil), other finance expense of $4.6 million (Q2 2025 - $2.3 million), accretion of deferred revenue of $1.9 million (Q2 2025 - $2.1 million), accretion of provision for rehabilitation and closure costs of $0.8 million (Q2 2025 - $0.9 million), and lease interest of $0.6 million (Q2 2025 - $0.6 million). The increase in finance expense from Q2 2025 was primarily due to a decrease in capitalization of borrowing costs after commercial production was achieved at the Tucumã Operation effective July 1, 2025. During the quarter, $5.1 million (Q2 2025 - $11.4 million) in borrowing costs were capitalized to projects in progress primarily related to the Deepening Project.

4.    Foreign exchange gain for Q2 2026 was $10.8 million (Q2 2025 - $38.6 million gain). This amount is primarily comprised of $12.7 million (Q2 2025 - $0.2 million gain) of realized foreign exchange gain on derivative contracts and $5.7 million (Q2 2025 - $33.0 million gain) in foreign exchange gain on USD denominated debt at MCSA for which the functional currency is the BRL, partially offset by $5.4 million (Q2 2025 - $6.6 million gain) of unrealized foreign exchange loss on derivative contracts and other foreign exchange losses of $2.2 million (Q2 2025 - $1.2 million losses). The unrealized foreign exchange loss on derivative contracts was a result of a 1% strengthening of the BRL against the USD during the period.

5.    In Q2 2026, the Company recognized $19.3 million in income tax expense (Q2 2025 $13.1 million expense). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

6.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q2 2026, which strengthened from approximately 5.22 BRL per US dollar at the beginning of Q2 2026 to approximately 5.18 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. June 30, 2026 MD&A | Page 14

The following table provides a summary of the financial results of the Company for YTD 2026 and 2025. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Six months ended June 30,
	Notes	2026	2025

Revenue	1	$547,483	$288,598
Cost of sales	2	(320,150)	(165,790)
Gross profit		227,333	122,808
Expenses
General and administrative		(23,593)	(22,935)
Share-based compensation		(3,703)	(8,929)
Operating Income		200,037	90,944
Finance income		2,564	1,968
Finance expense	3	(23,742)	(10,699)
Foreign exchange gain	4	64,500	97,040
Other (expenses) income	5	(6,093)	225
Income before income taxes		237,266	179,478
Income tax expense
Current		(24,972)	(13,023)
Deferred		(12,234)	(14,800)
	6	(37,206)	(27,823)
Net income for the period		$200,060	$151,655

Other comprehensive gain
Foreign currency translation gain	7	59,597	83,622
Comprehensive income		$259,657	$235,277

Net income per share attributable to owners of the Company
Basic		$1.90	$1.46
Diluted		$1.87	$1.45
Weighted average number of common shares outstanding
Basic		104,272,398	103,573,416
Diluted		105,880,086	103,902,012

Ero Copper Corp. June 30, 2026 MD&A | Page 15

Notes:

1.    Revenues from copper sales in YTD 2026 amounted to $440.1 million (YTD 2025 - $247.6 million), reflecting the sale of 76.0 million lbs of copper compared to 60.6 million lbs in YTD 2025. The increase in revenues was primarily attributable to ramp-up of production from the Tucumã Operations, which had $209.6 million in revenue compared to $95.9 million in the prior year, as well as realizing 38% higher copper prices at both operations compared to the prior year.

Revenues from gold sales in YTD 2026 was $107.4 million (YTD 2025 - $41.0 million), reflecting the sale of 12,682 ounces of gold in doré (YTD 2025 - 14,110 ounces) and 14,664 ounces of gold in concentrate (YTD 2025 - nil ounces) at an average realized price of $4,013 per ounce (YTD 2025 - $2,945 per ounce). The increase in gold revenues was primarily driven by 94% higher sales volumes and 36% higher realized gold prices.

2.    Cost of sales for YTD 2026 from copper sales was $271.5 million (YTD 2025 - $141.2 million). Cost of sales includes production costs which primarily consist of $64.9 million (YTD 2025 - $34.1 million) in depreciation and depletion, $56.5 million (YTD 2025 - $19.4 million) in contracted services, $45.9 million (YTD 2025 - $33.0 million) in salaries and benefits, $38.3 million (YTD 2025 - $21.4 million) in materials and consumables, $31.8 million (YTD 2025 - $21.2 million) in maintenance costs, $23.7 million (YTD 2025 - $7.4 million) in sales expenses, and $11.5 million (YTD 2025 - $7.2 million) in utilities. Production costs were partially offset by $2.9 million increase (YTD 2025 - $3.0 million increase) in inventories. The increase in cost of sales was primarily attributable to a $82.6 million increase in cost of sales at the Tucumã Operation upon achieving commercial production on July 1, 2025, as well as a $47.7 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade.

Cost of sales for YTD 2026 from gold sales was $48.7 million (YTD 2025- $24.6 million). Cost of sales includes production costs which primarily consist of $11.2 million (YTD 2025 - $9.1 million) in depreciation and depletion, $9.7 million (YTD 2025 - $5.9 million) in salaries and benefits, $7.6 million (YTD 2025 - $4.1 million) in contracted services, $7.0 million (YTD 2025 - $0.5 million) in sales expenses, $6.1 million (YTD 2025 - $3.4 million) in materials and consumables, $3.1 million (YTD 2025 - $1.6 million) in maintenance costs, $2.2 million (YTD 2025 - $1.1 million) in utilities, and $1.2 million decrease (YTD 2025 - $1.4 million increase) in inventories. The increase in cost of sales reflects higher mining costs as the operation transitioned to mechanized mining, as well as costs related to gold concentrate sales.

3.    Finance expense for YTD 2026 was $23.7 million (YTD 2025 - $10.7 million) and was primarily comprised of interest on loans and borrowings of $10.1 million (YTD 2025 - nil), other finance expense of $6.9 million (YTD 2025 - $5.1 million) mainly related to expected credit loss provision on a note receivable, accretion of deferred revenue of $3.9 million (YTD 2025 - $2..7 million), accretion of provision for rehabilitation and closure costs of $1.6 million (YTD 2025 - $1.7 million), and lease interest of $1.3 million (YTD 2025 - $1.2 million). During YTD 2026, $10.0 million (YTD 2025 - $22.4 million) in interest was capitalized to projects in progress. The increase in finance expense was primarily attributable to a decrease in capitalized borrowing costs upon the Tucumã Operation achieving commercial production effective July 1, 2025.

4.    Foreign exchange gain for YTD 2026 was $64.5 million (YTD 2025 - $97.0 million gain). This amount was primarily comprised of a foreign exchange gain of $40.4 million (YTD 2025 - $78.1 million gain) on USD denominated debt in MCSA, for which the functional currency is the BRL, a realized foreign exchange gain on derivative contracts of $19.9 million amount (YTD 2025 - $2.0 million loss) and a foreign exchange gain on unrealized derivative contracts of $11.1 million (YTD 2025 - $23.4 million gain), partially offset by other foreign exchange losses of $6.9 million (YTD 2025 - $2.5 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL strengthened 6.3% against the USD during YTD 2026.

5.    In YTD 2026, the Company recognized $6.1 million in other expense (YTD 2025 - $0.2 million income), comprised primarily of $10.9 million in realized losses on gold derivatives, partially offset by $5.3 million in unrealized gains on gold derivatives. Other expense was not significant in the comparative period.

6.    In YTD 2026, the Company recognized an $37.2 million income tax expense (YTD 2025 - $27.8 million expense). The increase over the comparative period was primarily a result of an increase in net income before income taxes in the current period.

7.    The foreign currency translation gain is a result of fluctuations of the BRL against the USD during YTD 2026, which strengthened from approximately 5.50 BRL per US dollar at the beginning of 2026 to approximately 5.18 BRL per US

Ero Copper Corp. June 30, 2026 MD&A | Page 16

dollar by the end of the period, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Jun. 30,(1)	Mar. 31,(2)	Dec. 31,(3)	Sep. 30,(4)	Jun. 30,(5)	Mar. 31,(6)	Dec. 31,(7)	Sep. 30,(8)
	2026	2026	2025	2025	2025	2025	2024	2024
Revenue	$284.3	$263.2	$320.2	$177.1	$163.5	$125.1	$122.5	$124.8
Cost of sales	$(162.9)	$(157.3)	$(155.7)	$(119.7)	$(96.2)	$(69.6)	$(70.2)	$(71.1)
Gross profit	$121.4	$105.9	$164.4	$57.4	$67.3	$55.5	$52.4	$53.7
Net income (loss) for period	$90.7	$109.3	$78.7	$36.5	$71.0	$80.6	$(48.9)	$41.4
Income (loss) per share attributable to owners of the Company
- Basic	$0.86	$1.04	$0.74	$0.35	$0.68	$0.77	$(0.47)	$0.40
- Diluted	$0.85	$1.04	$0.74	$0.35	$0.68	$0.77	$(0.47)	$0.39
Weighted average number of common shares outstanding
- Basic	104,282,548	104,262,136	103,961,272	103,621,631	103,582,082	103,564,654	103,345,064	103,239,881
- Diluted	105,876,946	105,023,869	104,693,751	104,044,755	103,905,561	103,904,737	103,345,064	103,973,827

Notes:

1.During Q2 2026, the Company recognized net income of $90.7 million compared to net income of $109.3 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $42.8 million decrease in foreign exchange gains ($10.8 million gain compared to $53.7 million gain in the prior quarter), a $1.4 million increase in income tax expense, a $1.6 million increase in finance expense, partially offset by a $15.5 million increase in gross profit and a $11.4 million increase in other income.

2.During Q1 2026, the Company recognized net income of $109.3 million compared to net income of $78.7 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $77.0 million increase in foreign exchange gains ($53.7 million gain compared to $23.3 million loss in the prior quarter), a $6.3 million decrease in share-based compensation, a $5.6 million decrease in income tax expense, partially offset by a $58.5 million decrease in gross profit and a $1.8 million increase in other expenses.

3.During Q4 2025, the Company recognized net income of $78.7 million compared to net income of $36.5 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $107.0 million higher gross profit, partially offset by $45.4 million lower foreign exchange gain ($23.3 million loss compared to $22.1 million gain in the prior quarter), $10.7 million increase in income tax expense, $6.2 million increase in other expenses, and $2.2 million increase in share-based compensation from mark-to-market revaluation of share-based compensation liability.

Ero Copper Corp. June 30, 2026 MD&A | Page 17

4.During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025.

5.During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.3 million in the current quarter compared to $55.5 million in the preceding quarter.

6.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

7.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

8.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2026, the Company had cash and cash equivalents of $101.7 million and available liquidity of $181.7 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $3.7 million from December 31, 2025. The Company’s cash flows from operating, investing, and financing activities for the six months ended June 30, 2026, are summarized as follows:

•Cash from operating activities of $230.6 million, primarily consists of:
◦$269.2 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$3.7 million of derivative contract settlements
net of:
◦$30.8 million of net change in non-cash working capital items;
◦$14.1 million in income tax payments; and
◦$8.9 million of amortization of non-cash deferred revenues.

Ero Copper Corp. June 30, 2026 MD&A | Page 18

Offset by:

•Cash used in investing activities of $145.2 million, including:
◦$136.3 million of additions to mineral property, plant and equipment; and
◦$10.5 million of additions to exploration and evaluation assets;
net of:
◦$1.7 million in interest received.
•Cash used in financing activities of $88.2 million, primarily consists of:
◦$57.7 million of principal repayments on loans and borrowings;
◦$21.2 million of interest paid on loans and borrowings; and
◦$10.5 million of lease payments;

net of:
◦$6.1 million of new loans and borrowings; and
◦$1.5 million of proceeds from exercise of stock options.

As at June 30, 2026, the Company had working capital of $87.7 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At June 30, 2026, the Company had available liquidity of $181.7 million, including $101.7 million in cash and cash equivalents and $80.0 million of undrawn availability under its Senior Revolving Credit Facility.

The Company has a Senior Revolving Credit Facility which has a borrowing limit of $200 million and matures in December 2028. The applicable interest margin is based on sliding scales of SOFR plus 2.00% to 4.25%, or lender's Base Rate plus 1.00% to 3.25%, and commitment fee ranges from 0.45% to 0.96%, based on the Company's net leverage ratio, with lower leverage ratios resulting in lower pricing.

Ero Copper Corp. June 30, 2026 MD&A | Page 19

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, NX Gold, and Ero Brasil Participacoes Ltda. to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement (the "Xavantina Gold Stream") with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	101,742	$105,442
Trade receivables	54,393	41,061
Derivatives	20,267	4,701
Note receivable	13,236	13,403
Deposits and other assets	2,218	3,577
	$191,856	$168,184

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

Ero Copper Corp. June 30, 2026 MD&A | Page 20

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At June 30, 2026, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $26.7 million (December 31, 2025 - $24.4 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $17.3 million (December 31, 2025 - $14.9 million). The carrying value of the PMA note receivable at June 30, 2026 was $9.4 million (December 31, 2025 - $9.5 million), entirely included in deposits and other non-current assets. $1.5 million provision was recorded on the credit loss provision in the three and six months ended June 30, 2026 ($0.2 million for the three and six months ended June 30, 2025).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet its maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on June 30, 2026:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$554,434	$674,839	$58,030	$190,809	$426,000	$—
Accounts payable and accrued liabilities	162,687	162,687	162,687	—	—	—
Other non-current liabilities	10,057	10,056	—	8,887	783	386
Leases	18,921	20,565	15,122	5,342	101	—
Total	$746,099	$868,147	$235,839	$205,038	$426,884	$386

As at June 30, 2026, the Company has capital commitments, which are net of advances to suppliers, of $84.8 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

Ero Copper Corp. June 30, 2026 MD&A | Page 21

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2026 relates to $29.4 million (December 31, 2025 – $46.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2026 on $597.1 million of intercompany loan balances (December 31, 2025 - $604.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2026 by 10% and 20%, would have decreased (increased) pre-tax net income by $62.4 million and $124.8 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at June 30, 2026 is summarized as follows:

Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
$450.0 million	USD/BRL	5.40	6.34	July 2026 - December 2027

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $19.3 million (December 31, 2025 - net asset of $4.4 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a loss of $5.4 million and gain of $11.1 million for the three and six months ended June 30, 2026, respectively (a gain of $6.6 million and of $23.4 million for the three and six months ended June 30, 2025, respectively), and have been recognized in foreign exchange gain.

In addition, during the three and six months ended June 30, 2026, the Company recognized a realized gain of $12.7 million and $19.9 million, respectively (realized gain of $0.2 million and loss of $2.0 million for the three and six months ended June 30, 2025 respectively), related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and

Ero Copper Corp. June 30, 2026 MD&A | Page 22

borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Revolving Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at June 30, 2026, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

As of June 30, 2026, the Company had no outstanding gold contracts (December 31, 2025 - liability of $6.8 million).

During the three and six months ended June 30, 2026, the Company recognized an unrealized gain of $6.0 million and $5.3 million (unrealized gain of $0.6 million and loss of $1.5 million for the three and six months ended June 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.
During the three and six months ended June 30, 2026, the Company recognized a realized loss of $3.0 million and $10.9 million (nil for three and six months ended June 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.

At June 30, 2026, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at June 30, 2026, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $9.9 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2026, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of August 5, 2026, the Company had 104,302,633 common shares issued and outstanding.

Ero Copper Corp. June 30, 2026 MD&A | Page 23

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities and income taxes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, include derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, expected credit losses and realization of value-added tax receivable. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. June 30, 2026 MD&A | Page 24

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis.

	2026 - Q2	2026 - Q1	2026 - YTD
Caraíba Operations
Growth	$18,119	$11,142	$29,261
Sustaining	28,109	24,804	52,913
Exploration	2,921	1,683	4,604
Deposit on Projects	13	621	634
Total, Caraíba Operations	$49,162	$38,250	$87,412

Tucumã Operation
Sustaining	8,537	5,180	13,717
Exploration	307	155	462
Deposit on Projects	1,540	485	2,025
Total, Tucumã Operation	$10,384	$5,820	$16,204

Xavantina Operations
Growth	2,267	917	3,184
Sustaining	11,620	8,123	19,743
Exploration	2,200	1,405	3,605
Deposit on Projects	4,796	3,392	8,188
Total, Xavantina Operations	$20,883	$13,837	$34,720

Corporate and Other
Growth	—	29	29
Sustaining	3,213	866	4,079
Exploration	6,358	5,474	11,832
Deposit on Projects	76	17	93
Total, Corporate and Other	$9,647	$6,386	$16,033

Consolidated
Growth	20,386	12,088	32,474
Sustaining	51,479	38,973	90,452
Exploration	11,786	8,717	20,503
Deposit on Projects	6,425	4,515	10,940
Total, Consolidated Capital Expenditures	$90,076	$64,293	$154,369

Ero Copper Corp. June 30, 2026 MD&A | Page 25

	2026 - Q2	2026 - Q1	2026 - YTD
Total, Consolidated Capital Expenditures	$90,076	$64,293	$154,369
Add (less):
Additions to exploration and evaluation assets	(6,742)	(5,682)	(12,424)
Additions to right-of-use assets	1,764	1,599	3,363
Capitalized depreciation	179	224	403
Total, additions per Mineral Properties, Plant and Equipment note	$85,277	$60,434	$145,711

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost

Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2026 MD&A | Page 26

The Caraíba Operations

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$59,098	$62,352	$46,890	$121,450	$82,609
Add (less):
Transportation costs & other	2,895	2,896	1,792	5,791	3,114
Treatment, refining, and other	(5,225)	2,164	2,340	(3,061)	4,750
By-product credits	(8,045)	(10,077)	(6,205)	(18,122)	(10,904)
Incentive payments	(1,700)	(1,534)	(1,457)	(3,234)	(2,746)
Net change in inventory	3,647	(1,483)	(1,611)	2,164	1,048
Foreign exchange and other	106	(87)	16	19	(131)
C1 cash costs	$50,776	$54,231	$41,765	$105,007	$77,740

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs
Mining	$42,510	$42,411	$31,442	$84,921	$57,238
Processing	9,986	9,102	6,549	19,088	12,901
Indirect	8,655	7,735	5,847	16,390	10,641
Production costs	61,151	59,248	43,838	120,399	80,780
By-product credits	(8,045)	(10,077)	(6,205)	(18,122)	(10,904)
Treatment, refining and other	(2,330)	5,060	4,132	2,730	7,864
C1 cash costs	$50,776	$54,231	$41,765	$105,007	$77,740

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	18,411	19,459	20,199	37,870	36,418

Mining	$2.31	$2.18	$1.56	$2.24	$1.57
Processing	$0.54	$0.47	$0.32	$0.50	$0.35
Indirect	$0.47	$0.40	$0.29	$0.43	$0.29
By-product credits	$(0.44)	$(0.52)	$(0.31)	$(0.48)	$(0.30)
Treatment, refining and other	$(0.12)	$0.26	$0.21	$0.08	$0.22
Copper C1 cash costs	$2.76	$2.79	$2.07	$2.77	$2.13

Ero Copper Corp. June 30, 2026 MD&A | Page 27

The Tucumã Operation(1)

Reconciliation:	2026 - Q2	2026 - Q1	2026 - YTD
Cost of production	$31,632	$29,738	$61,370
Add (less):
Transportation costs & other	9,393	6,391	15,784
Treatment, refining, and other	378	2,471	2,849
By-product credits	(425)	(701)	(1,126)
Incentive payments	(480)	(546)	(1,026)
Net change in inventory	1,021	(556)	465
Foreign exchange and other	4	(4)	—
C1 cash costs	$41,523	$36,793	$78,316

(1)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only.

	2026 - Q2	2026 - Q1	2026 - YTD
Costs
Mining	$8,963	$6,538	$15,501
Processing	18,566	17,976	36,542
Indirect	4,648	4,118	8,766
Production costs	32,177	28,632	60,809
By-product credits	(425)	(701)	(1,126)
Treatment, refining and other	9,771	8,862	18,633
C1 cash costs	$41,523	$36,793	$78,316

	2026 - Q2	2026 - Q1	2026 - YTD
Costs per pound
Total copper produced (lbs, 000)	19,763	18,652	38,415

Mining	$0.45	$0.35	$0.40
Processing	$0.94	$0.96	$0.95
Indirect	$0.24	$0.22	$0.23
By-product credits	$(0.02)	$(0.04)	$(0.03)
Treatment, refining and other	$0.49	$0.48	$0.49
Copper C1 cash costs	$2.10	$1.97	$2.04

Ero Copper Corp. June 30, 2026 MD&A | Page 28

Total Copper Operations(1)

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$90,730	$92,090	$46,890	$182,820	$82,609
Add (less):
Transportation costs & other	12,288	9,287	1,792	21,575	3,114
Treatment, refining, and other	(4,847)	4,635	2,340	(212)	4,750
By-product credits	(8,470)	(10,778)	(6,205)	(19,248)	(10,904)
Incentive payments	(2,180)	(2,080)	(1,457)	(4,260)	(2,746)
Net change in inventory	4,668	(2,039)	(1,611)	2,629	1,048
Foreign exchange and other	110	(91)	16	19	(131)
C1 cash costs	$92,299	$91,024	$41,765	$183,323	$77,740

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs
Mining	$51,473	$48,949	$31,442	$100,422	$57,238
Processing	28,552	27,078	6,549	55,630	12,901
Indirect	13,303	11,853	5,847	25,156	10,641
Production costs	93,328	87,880	43,838	181,208	80,780
By-product credits	(8,470)	(10,778)	(6,205)	(19,248)	(10,904)
Treatment, refining and other	7,441	13,922	4,132	21,363	7,864
C1 cash costs	$92,299	$91,024	$41,765	$183,323	$77,740

(1)     Total Copper Operations include Caraíba and Tucumã. C1 cash costs for periods prior to Q3 2025 exclude the Tucumã Operation, which achieved commercial production effective July 1, 2025

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	38,173	38,111	20,199	76,285	36,418

Mining	$1.35	$1.28	$1.56	$1.32	$1.57
Processing	$0.75	$0.71	$0.32	$0.73	$0.35
Indirect	$0.35	$0.31	$0.29	$0.33	$0.29
By-product credits	$(0.22)	$(0.28)	$(0.31)	$(0.25)	$(0.30)
Treatment, refining and other	$0.19	$0.37	$0.21	$0.27	$0.22
Copper C1 cash costs	$2.42	$2.39	$2.07	$2.40	$2.13

Ero Copper Corp. June 30, 2026 MD&A | Page 29

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following table provides a calculation of realized copper price and a reconciliation to copper segment revenue.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Copper revenue(1)	$219,422	$220,704	$138,060	$440,126	$247,562
less: by-product credits	(8,470)	(10,778)	(6,205)	(19,248)	(11,457)
Net copper revenue	210,952	209,926	131,855	420,878	236,105
add: treatment, refining and other	(4,847)	4,635	4,834	(212)	7,323
add: royalty taxes	4,112	4,278	2,700	8,390	4,692
Gross copper revenue	210,217	218,839	139,389	429,056	248,120
Total copper sold in concentrate (lbs, 000)	36,392	39,586	33,854	75,977	60,566
Realized copper price	$5.78	$5.53	$4.12	$5.65	$4.10
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 Cash Cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced or recovered during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced or recovered during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

Gold Production C1 Cash Cost and AISC

The following table provides a reconciliation of gold production C1 cash cost and gold production AISC to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2026 MD&A | Page 30

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$16,618	$13,877	$8,761	$30,495	$14,986
less: Gold concentrate re-handling costs	(3,682)	(1,641)	—	(5,323)	—
Cost of mine production	$12,936	$12,236	$8,761	$25,172	$14,986
Add (less):
Incentive payments	(427)	(320)	(209)	(747)	(478)
Net change in inventory	357	(807)	63	(450)	1,402
By-product credits	(284)	(189)	(159)	(473)	(270)
Smelting, refining and selling expenses	1,167	769	177	1,936	323
Foreign exchange and other	40	(38)	(2)	2	(31)
Gold production C1 cash costs	$13,789	$11,651	$8,631	$25,440	$15,932
Site general and administrative	1,647	1,409	1,264	3,056	2,341
Accretion of mine closure and rehabilitation provision	152	145	145	297	286
Sustaining capital expenditure	5,867	8,136	4,435	14,003	8,344
Sustaining lease payments	3,077	2,623	2,313	5,700	4,334
Royalties and production taxes	516	434	511	950	849
Gold production AISC	$25,048	$24,398	$17,299	$49,446	$32,086

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs
Mining	$6,894	$5,820	$4,552	$12,714	$8,312
Processing	3,414	2,940	2,472	6,354	4,678
Indirect	2,598	2,311	1,589	4,909	2,889
Production costs	12,906	11,071	8,613	23,977	15,879
Treatment, refining and other	1,167	769	177	1,936	323
By-product credits	(284)	(189)	(159)	(473)	(270)
Gold production C1 cash costs	$13,789	$11,651	$8,631	$25,440	$15,932
Site general and administrative	1,647	1,409	1,264	3,056	2,341
Accretion of mine closure and rehabilitation provision	152	145	145	297	286
Sustaining capital expenditure	5,867	8,136	4,435	14,003	8,344
Sustaining lease payments	3,077	2,623	2,313	5,700	4,334
Royalties and production taxes	516	434	511	950	849
Gold production AISC	$25,048	$24,398	$17,299	$49,446	$32,086

Ero Copper Corp. June 30, 2026 MD&A | Page 31

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs per ounce
Total gold produced (ounces)	8,693	5,495	7,743	14,188	14,381

Mining	$793	$1,059	$588	$896	$578
Processing	$393	$535	$319	$448	$325
Indirect	$299	$420	$204	$346	$201
Treatment, refining and other	$134	$140	$24	$136	$22
By-product credits	$(33)	$(34)	$(20)	$(33)	$(18)
Gold production C1 cash cost	$1,586	$2,120	$1,115	$1,793	$1,108
Gold production AISC	$2,881	$4,441	$2,234	$3,485	$2,231

Historic Gold Concentrate C1 Cash Cost and AISC

The following table provides a reconciliation of historic gold concentrate C1 cash cost and historic gold concentrate AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$16,618	$13,877	$8,761	$30,495	$14,986
less: Cost of mine production	(12,936)	(12,236)	(8,761)	(25,172)	(14,986)
Gold concentrate re-handling costs	$3,682	$1,641	$—	$5,323	$—
Add (less):
Net change in inventory	(11)	(328)	—	(339)	—
By-product credits	(974)	(134)	—	(1,108)	—
Smelting, refining and selling expenses	4,811	754	—	5,565	—
Historic gold concentrate C1 cash costs	$7,508	$1,933	$—	$9,441	$—
Royalties and production taxes	967	246	—	1,213	—
Historic gold concentrate AISC	$8,475	$2,179	$—	$10,654	$—

Costs
Gold concentrate re-handling costs	3,671	1,313	—	4,984	—
Smelting and refining costs	4,811	754	—	5,565	—
By-product credits	(974)	(134)	—	(1,108)	—
Historic gold concentrate C1 cash costs	$7,508	$1,933	$—	$9,441	$—
Royalties and production taxes	967	246	—	1,213	—
Historic gold concentrate AISC	$8,475	$2,179	$—	$10,654	$—

Ero Copper Corp. June 30, 2026 MD&A | Page 32

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs per ounce
Historic gold concentrate recovered (ounces)	11,860	2,112	—	13,972	—

Gold concentrate re-handling costs	$310	$622	$—	$357	$—
Smelting, refining and selling costs	$406	$357	$—	$398	$—
By-product credits	$(82)	$(63)	$—	$(79)	$—
Historic gold concentrate C1 cash costs	$633	$915	$—	$676	$—
Historic gold concentrate AISC	$715	$1,032	$—	$763	$—

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Xavantina revenue	$64,891	$42,466	$25,450	$107,357	$41,036
less: by-product credits	(284)	(189)	(159)	(473)	(270)
Gold revenue, net	$64,607	$42,277	$25,291	$106,884	$40,766
add: smelting, refining, and other charges	1,799	1,054	479	2,853	783

Gold revenue, gross	$66,406	$43,331	$25,770	$109,737	$41,549
Spot (cash)	$57,945	$30,627	$21,132	$88,572	$33,886
Stream (cash)	$4,908	$7,375	$1,231	$12,283	$2,010
Stream (amortization of deferred revenue)	$3,553	$5,329	$3,407	$8,882	$5,653

Total gold ounces sold	17,016	10,330	8,276	27,346	14,110
Spot	14,231	6,316	6,394	20,547	10,861
Stream	2,785	4,014	1,882	6,799	3,249

Realized gold price (per ounce)	$3,903	$4,195	$3,114	$4,013	$2,945
Spot (cash)	$4,072	$4,849	$3,305	$4,311	$3,120
Stream (cash)	$1,762	$1,837	$654	$1,807	$619
Stream (amortization of deferred revenue)	$1,276	$1,328	$1,810	$1,306	$1,740

Ero Copper Corp. June 30, 2026 MD&A | Page 33

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Net Income	$90,749	$109,311	$71,028	$200,060	$151,655
Adjustments:
Finance expense	12,678	11,064	5,976	23,742	10,699
Finance income	(1,443)	(1,121)	(1,130)	(2,564)	(1,968)
Income tax expense	19,321	17,885	13,082	37,206	27,823
Amortization and depreciation	38,514	38,319	25,215	76,833	43,835
EBITDA	$159,819	$175,458	$114,171	$335,277	$232,044
Foreign exchange gain	(10,845)	(53,655)	(38,640)	(64,500)	(97,040)
Share based compensation	1,063	2,640	7,756	3,703	8,929
Unrealized (gain) loss on commodity derivatives	(6,014)	751	(636)	(5,263)	1,466
Others	—	—	—	—	458
Adjusted EBITDA	$144,023	$125,194	$82,651	$269,217	$145,857

Ero Copper Corp. June 30, 2026 MD&A | Page 34

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Net income as reported attributable to the owners of the Company	$89,543	$108,771	$70,548	$198,314	$150,775
Adjustments:
Share based compensation	1,063	2,640	7,756	3,703	8,929
Unrealized foreign exchange gain on USD denominated balances in MCSA	(3,267)	(30,260)	(28,204)	(33,527)	(67,832)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	5,363	(16,464)	(6,606)	(11,101)	(23,345)
Unrealized (gain) loss on commodity derivatives	(5,870)	733	(633)	(5,137)	1,446
Others	—	—	—	—	458
Tax effect on the above adjustments	575	7,014	5,281	7,589	13,560
Adjusted net income attributable to owners of the Company	$87,407	$72,434	$48,142	$159,841	$83,991

Weighted average number of common shares
Basic	104,282,548	104,262,136	103,582,082	104,272,398	103,573,416
Diluted	105,876,946	105,023,869	103,905,561	105,880,086	103,902,012

Adjusted EPS
Basic	$0.84	$0.69	$0.46	$1.53	$0.81
Diluted	$0.83	$0.69	$0.46	$1.51	$0.81

Ero Copper Corp. June 30, 2026 MD&A | Page 35

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2026	March 31, 2026	December 31, 2025	June 30, 2025
Current portion of loans and borrowings	$34,578	$39,202	$55,711	$58,076
Long-term portion of loans and borrowings	519,856	542,691	551,403	569,300
Less:
Cash and cash equivalents	(101,742)	(91,207)	(105,442)	(68,303)
Net debt (cash)	$452,692	$490,686	$501,672	$559,073

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2026	March 31, 2026	December 31, 2025	June 30, 2025
Current assets	$324,000	$290,299	$276,212	$178,524
Less: Current liabilities	(236,345)	(224,064)	(260,718)	(212,010)
Working capital (deficit)	$87,655	$66,235	$15,494	$(33,486)

Cash and cash equivalents	101,742	91,207	105,442	68,303
Available undrawn revolving credit facilities	80,000	55,000	45,000	45,000
Available liquidity	$181,742	$146,207	$150,442	$113,303

Ero Copper Corp. June 30, 2026 MD&A | Page 36

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the President and CEO and Executive Vice President and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and six months ended June 30, 2026.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI-43-101 and entitled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil", dated December 19, 2025 with an effective date of June 30, 2025, prepared by Branca Horta de Almeida Abrantes, MAIG, Hugo Ribeiro de Andrade Filho, FAusIMM (CP), Leonardo de Moraes Soares, MAIG, Paulo Roberto Bergmann Moreira, FAusIMM and Porfirio Cabaleiro Rodriguez, FAIG, all of GE21. Each a "qualified person" and "independent" of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos

Ero Copper Corp. June 30, 2026 MD&A | Page 37

Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled "Preliminary Economic Assessment for the Furnas Project, Para State, Brazil", dated March 30, 2026 with an effective date of February 23, 2026, prepared by João Estevão Jr., MAIG of SDPM Mining Consulting ("SDPM"), Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) (Chilean Mining Commission), and Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission), all of Redco Mining Consultants ("Redco"), and Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) Reserve and Resource Manager of the Company (the “Furnas Project Technical Report”). Each of João Estevão Jr., MAIG, Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) Chilean Mining Commission), Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission) and Cid Gonçalves Monteiro Filho, RM SME, FAusIMM, MAIG, is a “qualified person” of the Company within the meaning of NI 43-101. Each of Joao Estevao Jr., MAIG, Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) Chilean Mining Commission), Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission) is “independent” of the Company within the meaning of NI 43-101. Cid Gonçalves Monteiro Filho, RM SME, FAusIMM, MAIG, being the Resource and Reserve Manager of the Company, is not “independent” of the Company within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report, and the Furnas Project Technical Report, each of which is available for review on the Company's website at www.ero.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-

Ero Copper Corp. June 30, 2026 MD&A | Page 38

looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations, including the expected timing and weighting of production, plant throughput, mined and processed copper or gold grades, recoveries and unit costs; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report and the Furnas Project Technical Report; the estimation of mineral reserves and mineral resources; estimated completion dates for certain milestones, including completion of the Pilar Mine’s new external shaft at the Caraíba Operations; the ability of the Company to maintain improved performance at the Caraíba mill and realize the expected benefits associated with the Pilar Mine’s new external shaft; the expected timing of delivery, installation and commissioning of additional modular tailings filters at the Tucumã Operation and the anticipated impact of such filters on tailings filtration capacity, plant throughput and future production; the expected benefits of the ventilation and cooling infrastructure installed at the Xavantina Operations, including increased mining rates, mill throughput and processed gold grades; expectations regarding gold concentrate sales from the Xavantina Operations, including the expected timing and volume of sales and the anticipated benefits of drier seasonal conditions and the mobile filter press and industrial dryer commissioned on site; the anticipated benefits of the new powerline and processing plant optimization initiatives at the Xavantina Operations; expectations regarding the impact of inflationary pressures, the US-Iran conflict and fluctuations in the Brazilian real on the Company’s operating costs, capital expenditures and financial results; expectations of cost savings related to the OneEro Program; expectations regarding foreign exchange derivative contracts, including expected gains thereon and the exchange rate assumptions underlying such expectations; the Company’s capital allocation priorities, including continued deleveraging of the balance sheet; the Company’s ability to advance work programs under the Furnas earn-in agreement, including exploration, drilling, permitting, engineering, geotechnical, hydrogeological, environmental and metallurgical programs; the expected completion of the Phase 3 drill program and other planned exploration activities at the Furnas Copper-Gold Project; the timing and completion of a pre-feasibility study for the Furnas Copper-Gold Project, currently expected to be published in 2027; the potential to extend known mineralization, upgrade mineral resources to higher-confidence categories or mineral reserves, enhance project economics or increase the potential production profile at the Furnas Copper-Gold Project; the discovery of additional mineralization and the potential impact of exploration results on future production rates at the Company’s mines or processing facilities; the Company’s expectations associated with historic gold concentrate stockpiles at the Xavantina Operations, including operating costs, payability, grades, sales volumes and the timing of sales; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that

Ero Copper Corp. June 30, 2026 MD&A | Page 39

cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Ero Copper Corp. June 30, 2026 MD&A | Page 40

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available on the Company’s website at www.ero.com, and under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Ero Copper Corp. June 30, 2026 MD&A | Page 41